GOLDCORP DECLARES QUARTERLY DIVIDEND OF $0.02 PER SHARE

Vancouver, June 4, 2018 – GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to announce that its Board of Directors declared a second quarterly dividend for 2018 of $0.02 per share. Shareholders of record as of the close of business on Thursday, June 14, 2018 will be entitled to receive payment on Friday, June 22, 2018.

Dividend Reinvestment Plan

Goldcorp has a Dividend Reinvestment Plan ("DRIP") in place. For the purposes of the quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price. Dividends are only payable as and when declared by Goldcorp's Board of Directors and there is no entitlement to any dividend prior thereto. Goldcorp may, from time to time, at its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is open to all registered and beneficial shareholders in Canada and the United States. Shareholders that are resident in jurisdictions other than Canada and the United States may also participate in the DRIP, subject to any restrictions of laws in such shareholder's jurisdiction of residence.

The DRIP and enrollment forms are available on the Company's website, www.goldcorp.com, in the "Investor – Information for Shareholders" section under "Information about Dividends".

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at the following link: DRIP Online Enrollment

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. Goldcorp has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 dated October 9, 2015 and a related prospectus dated May 5, 2016 with respect to the DRIP. A copy of these filings may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines**.**

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the Unites States Securities Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under the provisions of applicable Canadian securities legislation. Such statements include, but are not limited to, payment of the dividend, future dividends. Words such as "if", "will be", and "may", or variations of these terms or similar terminology or statements that certain actions, events or results "could" occur or be achieved are intended to identify such forward-looking information. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Goldcorp's financial results, balance sheet strength, cash and liquidity requirements, future prospects and other factors deemed relevant by the Board of Directors. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common shares of the Company, the Board of Directors may revise or terminate such policy at any time without prior notice. As a result, investors should not place undue reliance on such policy.

For further information please contact:

INVESTOR CONTACT:

Shawn Campbell, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com

MEDIA CONTACT:

Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com